1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

April 15, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Larry L. Greene

Re:          AIP Series Trust (the “Trust”)—AIP Dynamic Alternative Strategies Fund (the “Fund”)
File Numbers 811-22789 & 333-185994

Dear Mr. Greene:

Thank you for your telephonic comments regarding Pre-Effective Amendment No. 1 to the registration statement filed on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) on March 15, 2013 by the Trust on behalf of the Fund. Set forth below are the Securities and Exchange Commission (the “Commission”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 15, 2013.

General

Prospectus

Fees and Expenses — Page 1

Comment 1.                            Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.

Response 1.          We respectfully acknowledge your comment and note that we have reviewed the risk disclosure in the Prospectus and believe that the sections of the Prospectus entitled “Fund Summary—Principal Risks” and “Fund Details—Additional Information about the Fund’s Investment Objective Strategies and Risks” currently provide appropriate disclosure relating to the risks of the securities in which the Fund invests.

Principal Investment Strategies — Page 3

Comment 2.                            The Fund’s non-traditional asset classes will include indirect investments in real estate.  Disclosure in the SAI states that the Fund will invest directly in these instruments.  With respect to real estate, please describe the additional layers of fees that will be created by the Fund’s direct and indirect investments in REITs.  Please confirm to us that these fees will be included in the “other expenses” line of the fee table.

Response 2.          While the Fund does not currently intend to invest directly in REITs or other real estate related investments, it reserves the right to do so in a manner consistent with its fundamental investment restrictions.  In the event that the Fund invests directly in REITs or other real estate investments in the future, appropriate disclosure will be added to its Prospectus and/or SAI.  Additionally, we respectfully believe that the sections of the Prospectus entitled “Fund Summary—Principal Risks—Underlying Fund Risk—Real Estate Investment Trusts (“REITs”) and Foreign Real Estate Companies” and “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Principal Risks—Underlying Funds—Real Estate Investment Trusts (“REITs”) and Foreign Real Estate Companies” currently provide appropriate disclosure with respect to the additional layers of fees associated with investments by Underlying Funds in REITs. As discussed with the Commission staff on April 15, 2013, we do not believe that REIT expenses are required to be reflected in the other expenses line of the fee table.

Purchase and Sale of Fund Shares
Minimum Investment Amounts — Page 9

Comment 3.                            Please delete the last two paragraphs from this section — not permitted or required.  The Fund may include this information in another section of the prospectus located after Items 2-8.  As stated in Form N-1A, General Instruction C.3.(b): “Items 2 through 8 may not include disclosure other than that required or permitted by those items.”

Response 3.          We respectfully acknowledge your comment, however, we believe that the disclosure regarding how to sell shares is explicitly permitted by Item 6 of Form N-1A and is consistent with standard industry practice.  Further, we would note that, without disclosure in this section regarding the process for buying and selling Fund shares, Shareholders who receive a summary prospectus would be unable to determine the appropriate party to contact in order to buy or sell Fund shares.

Pricing Fund Shares

Comment 4.                            Disclosure in the third paragraph states: “The prospectuses for such Underlying Funds explain the circumstances under which they use fair value pricing and its effects.” If this is not the case, revise the disclosure accordingly.

Response 4.          We have revised the disclosure to indicate that Underlying Funds’ prospectuses “may” explain the circumstances under which they use fair value pricing and its effects.

Statement of Additional Information

Comment 5.                            Restriction 1 appears to conflict with prospectus disclosure which indicates that the Fund will acquire interests in funds that buy non-traditional assets including real estate.  These entities do not engage in real estate operations as noted in Restriction 1.

Response 5.          We respectfully acknowledge your comment; however, we believe that the statements are consistent.  The Fund will not own physical property consistent with Restriction 1.  The Fund may obtain exposure to real estate through its investments in the Underlying Funds or by investing in REITs and other real estate companies, which would not be prohibited by Restriction 1.

*              *              *              *              *              *              *              *              *

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would note that an exemptive application was filed by the Fund on November 7, 2012 (File No. 812-14092) and an amendment to that exemptive application was filed on February 22, 2013, after which an order was issued granting the application on April 8, 2013.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525 (tel) or (212) 698-0452 (fax) or Allison Fumai at (212) 698-3526 (tel) or (212) 698-3599 (fax).  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz